SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Nelnet, Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                  64031N 10 8
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                                 (CUSIP Number)

                                   12/31/2004
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages
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CUSIP No. 64031N 10 8
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Dunlap, Michael S

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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        6,257,595 (2) (1)

    (6) Shared voting power:
        22,331,775 (1)(3)

    (7) Sole dispositive power:
        6,257,595 (1)(2)

    (8) Shared dispositive power:
        22,331,775 (1)(3)

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(9) Aggregate amount beneficially owned by each reporting person.

    28,589,370 (1)
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     57.8 (1)%
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(12) Type of reporting person (see instructions).

     IN    HC
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(1)     All amounts are as of February 15, 2005, which was the date used to compute beneficial ownership for purposes of disclosure in the issuer's proxy statement dated April 25, 2005 for its 2005 annual meeting of shareholders. Such amounts include changes as of December 31, 2004 in the amounts reported in the reporting person's previous filing on this Schedule.

        (2) Includes (i) 4,556,595 shares of Class B common stock (which are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) and
        (ii) 1,701,000 shares of Class B common stock owned by the reporting person's spouse.

        (3) Includes (i) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc. (\"UFS\"), of which the reporting person is chairman and owns 50.0% of the outstanding capital stock, (ii) 1,345,918 shares of Class B common stock held by Union Bank and Trust Company (\"Union Bank\"), of which the reporting person is non-executive chairman and a significant shareholder through Farmers & Merchants Investment Inc. (\"F&M\"), as trustee for a grantor retained annuity trust (\"GRAT\") established by the reporting person, which amount reflects distributions during 2004 from the GRAT to the grantor under such GRAT of shares of Class B common stock, and (iii) 561,965 shares of Class B common stock held by Union Bank as trustee under a GRAT established by another person, which amount reflects distributions during 2004 from the GRAT to the grantor under such GRAT of shares of Class B common stock. Also includes shares of Class A common stock that are owned by entities that the reporting person may be deemed to control, consisting of: (a) 11,068,604 shares of Class A common stock owned by Packers Service Group, Inc. (\"Packers\"), of which the reporting person is a director and an executive officer and owns 28.3% of the outstanding capital stock, (b) 4,500 shares of Class A common stock owned by F&M, of which the reporting person is a director and an executive officer and owns or controls 38.4% of the outstanding voting stock, (c) 2,690,227 shares of Class A common stock held by Union Bank as trustee under several GRATs, which amount reflects distributions during 2004 from the GRATs to the grantors under such GRATs of shares of Class A common stock, and (d) 5,073,870 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, which is a commercial bank. The reporting person disclaims beneficial ownership of the shares of Class B common stock held by UFS, except to the extent of the reporting person's pecuniary interest therein. The reporting person also disclaims beneficial ownership of the 561,965 shares of Class B common stock held by Union Bank as trustee under the GRAT established by another person. The reporting person further disclaims beneficial ownership of the 2,690,227 shares of Class A common stock held by Union Bank as trustee under several GRATs, and of the 5,073,870 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank. The reporting person also disclaims beneficial ownership of the shares of Class A common stock held by Packers and F&M, except to the extent of the reporting person's pecuniary interest therein. This amendment is filed to reflect changes in the respective number of shares which may be deemed to be beneficially owned by the reporting person as a result of the shares of Class B common stock held by Union Bank as trustee under a GRAT established by another person, the shares of Class A common stock owned by F&M, the shares of Class A common stock held by Union Bank as trustee under several GRATs, the shares of Class A common stock held in accounts at Union Bank, and as a result of the distribution of shares of Class A common stock and Class B common stock from the GRATs and a gift of shares of Class B common stock by the reporting person.

Page 2 of 4 Pages

Item 1(a). Name of Issuer:

           Nelnet, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           121 South 13th Street
           Suite 201
           Lincoln, Nebraska 68508

Item 2(a). Name of Person Filing:

           Dunlap, Michael S

Item 2(b). Address or Principal Business Office or, If None, Residence:

           121 South 13th Street
           Suite 201
           Lincoln, Nebraska 68508

Item 2(c). Citizenship:

           United States

Item 2(d). Title of Class of Securities:

           Class A Common Stock

Item 2(e). CUSIP No.:

           64031N 10 8

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

    (a) Amount beneficially owned:
        28,589,370 (1)

    (b) Percent of class:
        57.8 (1)%

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              6,257,595 (2)

        (ii)  Shared power to direct the vote
              22,331,775 (1)(3)

        (iii) Sole power to dispose or direct the disposition of 6,257,595 (1)(2)

        (iv) Shared power to dispose or direct the disposition of 22,331,775 (1)(3)

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10. Certifications

         N/A

Page 3 of 4 Pages
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Michael S. Dunlap

Date: 09/06/2005                      /s/ William J. Munn
                                      Name:  William J. Munn
                                      Title: Attorney-in-Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Page 4 of 4 Pages